Exhibit 99.2

China Online Education Group Announces First Quarter 2022 Results

BEIJING, June 24, 2022 -- China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a global online education platform with core expertise in English education, announced its unaudited financial results for the first quarter ended March 31, 2022.

The Company Enters into Definitive Agreement to Spin off China Mainland Business

The company has entered into a definitive share purchase agreement, dated June 24, 2022 (the “Share Purchase Agreement”), with Dasheng Holding (HK) Limited (“Dasheng”), an entity controlled by Mr. Jiajia Jack Huang, chairman of the board of directors (the “Board”) and chief executive officer of the Company, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, will acquire all of the Company’s online English tutoring businesses in the China mainland, including all associated liabilities and assets (the “China Mainland Business”), for US$1. Upon the Closing, the Company expects to shift from a negative net assets position to a positive net assets position, showing a significant improvement.

The Company’s overseas business outside the China mainland and its associated assets and liabilities are not part of the Transaction and will be the Company’s strategic focus going forward.

As the Company will focus on its overseas business going forward, starting from the first quarter of 2022, the Company changed its reporting currency from Renminbi (“RMB”) to U.S. dollar ("US$"). Financial information of prior periods have been recast as if the Company always used US$ as the reporting currency during each period.

First Quarter 2022 Financial and Operating Highlights

•	Net revenues were US$9.5 million, a 89.7% decrease from US$92.4 million for the first quarter of 2021.

•	Gross margin was negative 14.0%, compared with 73.4% for the first quarter of 2021.

•	GAAP net loss was US$21.2 million, compared with GAAP net income US$1.2 million for the first quarter of 2021.

•	Non-GAAP net loss[1] was US$20.8 million, compared with non-GAAP net income US$2.6 million for the first quarter of 2021.

•	Operating cash outflow was US$29.2 million, compared with US$6.0 million cash inflow for the first quarter of 2021.

•	Cash, cash equivalents, restricted cash,time deposits and short-term investments balance reached US$126.4 million as of March 31, 2022.

1 For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth in this press release.

Key Financial and Operating Data

	For the three months ended
	Mar. 31,	Mar. 31,	Y-o-Y
	2021	2022	Change
Net revenues (in US$ millions)	92.4	9.5	(89.7)%
Overseas business	-	1.9	-
Mainland China business	92.4	7.6	(91.8)%
Net income/(loss) (in US$ millions )	1.2	(21.2)	(1,866.7)%
Non-GAAP net income/(loss) (in US$ millions )	2.6	(20.8)	(705.9)%

Active students with attended lesson consumption[2] (in thousands)	-	231.1	-
Active students with general lesson consumption[3] (in thousands)	392.7	298.6	(24.0)%

“In order to comply with the government policies in China and focus on our overseas business, we have started restructuring our business and reached a definitive agreement to spin off our China Mainland Business on June 24. After the closing of the spin-off transaction, 100% of the Company’s revenues will be derived from overseas markets, and the Company will have a positive net equity. Going forward, we will continue to work with our teachers to provide effective and advanced educational services to our overseas students.” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

“With the rapid growth of our overseas business, we exceeded our target on gross billings in the first quarter. Our first quarter net gross billings have reached $5.3 million, representing 79.9% sequential growth. In the first quarter, the number of our paying students reached 6.5k and the number of our active students with attended lesson consumption reached 9.3k with students from more than 50 countries and regions outside the China mainland. In addition, our overseas business achieved its first positive monthly operating cash flow in March, within only eight months since we launched our overseas business. Revenues from overseas business in the first quarter was $1.9 million with gross margin of 78.0%. The rapid growth proved that the strong demand and the business model in overseas markets are very much similar to that in the China mainland and we are confident that overseas business will achieve sustainable growth similar to what we had accomplished in the China mainland.” concluded Mr. Huang.

2An “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

3 An “active student with general lesson consumption” for a specified period refers to a student who consumed at least one paid lesson credit, in attendance or due to minimum consumption or expiration,excluding those students who only attended paid live broadcasting lessons or trial lessons.

First Quarter 2022 Financial Results

Net Revenues

Net revenues for the first quarter of 2022 were US$9.5 million, a 89.7% decrease from US$92.4 million for the same quarter last year. We did not recognize US$48.0 million non-compliant lesson consumptions as revenues and recorded the amount as contingent liabilities instead. Meanwhile, the number of active students with general lesson consumption in the first quarter of 2022 was 298,600, a 24.0% decrease from 392,700 for the same quarter last year.

Net revenues for overseas business in the first quarter were US$ 1.9 million with 9.3 thousand active students with attended lesson consumption.

Cost of Revenues

Cost of revenues for the first quarter of 2022 was US$10.8 million, a 55.9% decrease from US$24.6 million for the same quarter last year. The decrease was primarily due to the decrease in total service fees paid to teachers, mainly resulting from an decreased number of paid lessons. Cost of revenues for overseas business in the first quarter was US$0.4 million.

Gross (Loss)/Profit and Gross Margin

Gross loss for the first quarter of 2022 was US$1.3 million, a 102.0% decrease from US$67.8 million for the same quarter last year. Gross profit for overseas business in the first quarter was US$1.5 million.

Gross margin for the first quarter of 2022 was negative 14.0%, compared with 73.4% for the same quarter last year. The decrease was because we did not recognize US$48.0 million non-compliant lesson consumptions as revenues for China Mainland Business but still recorded the corresponding cost of revenues of US$9.1 million. Gross margin for overseas business in the first quarter of 2022 was 77.9%.

Operating Expenses

Total operating expenses for the first quarter of 2022 were US$20.6 million, a 70.0% decrease from US$68.6 million for the same quarter last year. The decrease was mainly due to the decrease in sales and marketing expenses and product development expenses. Total operating expenses for overseas business were US$5.0 million in the first quarter of 2022.

Sales and marketing expenses for the first quarter of 2022 were US$7.1 million, a 85.6% decrease from US$49.1 million for the same quarter last year. The decrease was mainly due to lower sales personnel costs related to decreases in the number of sales and marketing personnel and lower marketing and branding expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the first quarter of 2022 were US$7.1 million, a 85.5% decrease from US$48.7 million for the same quarter last year. Sales and marketing expenses for overseas business were US$2.0 million. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for overseas business were US$2.0 million.

Product development expenses for the first quarter of 2022 were US$2.0 million, a 77.4% decrease from US$8.9 million for the same quarter last year. The decrease was primarily due to lower product development personnel costs related to decreases in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the first quarter of 2022 were US$2.0 million, a 77.1% decrease from US$8.6 million for the same quarter last year. Product development expenses for overseas business in the first quarter were US$1.1 million. Excluding share-based compensation expenses, non-GAAP product development expenses for overseas business in the first quarter of 2022 were US$1.1 million.

General and administrative expenses for the first quarter of 2022 were US$11.5 million, a 7.9% increase from US$10.7 million for the same quarter last year. The increase was primarily due to value added tax of US$2.9 million related to non-compliant lesson consumptions, accrued value added tax and related tax penalty of US$2.8 million, and restructuring cost of US$0.8 million during this quarter. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the first quarter of 2022 were US$11.2 million, a 12.5% increase from US$10.0 million for the same quarter last year. Overseas business general and administrative expenses for the first quarter of 2022 were US$1.9 million. Excluding share-based compensation expenses, overseas business non-GAAP general and administrative expenses for the first quarter of 2022 were US$1.6 million.

Other income

On September 30, 2019, the Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input value-added tax for the current period from the payable value-added tax. In 2022, the tax preferential policy has been extended to December 31, 2022. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises was US$0.2 million and US$1.7 million in the first quarter of 2022 and 2021, respectively.

(Loss)/income from Operations

Loss from operations for the first quarter of 2022 was US$21.7 million, compared with operating income of US$0.9 million for the same quarter last year. Loss from operations for overseas business in the first quarter of 2022 was US$3.5 million.

Non-GAAP loss from operations for the first quarter of 2022 was US$21.4 million, compared with non-GAAP operating income of US$2.3 million for the same quarter last year. Non-GAAP loss from operations for overseas business in the first quarter were US$3.2 million.

Net (loss)/income

Net loss for the first quarter of 2022 was US$21.2 million, compared with net income of US$1.2 million for the same quarter last year. Net loss for overseas businss in the first quarter was US$3.4 million.

Non-GAAP net loss for the first quarter of 2022 was US$20.8 million, compared with non-GAAP net income of US$2.6 million for the same quarter last year. Non-GAAP net loss for overseas business in the first quarter was US$3.1 million.

Income tax expense for the first quarter of 2022 was US$2.1 million.

Basic net loss per share attributable to ordinary shareholders for the first quarter of 2022 was US$0.06, compared with basic net income per share of US$0.00 for the same quarter last year. Diluted net loss per share attributable to ordinary shareholders for the first quarter of 2022 was US$0.06, compared with diluted net income per share of US$0.00 for the same quarter last year.

Non-GAAP basic net loss per share attributable to ordinary shareholders for the first quarter of 2022 was US$0.06, compared with non-GAAP basic net income per share attributable to ordinary shareholders of US$0.01 for the same quarter last year. Non-GAAP diluted net loss per share attributable to ordinary shareholders for the first quarter of 2022 was US$0.06, compared with non-GAAP diluted net income per share attributable to ordinary shareholders of US$0.01 for the same quarter last year.

Basic net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2022 was US$0.95, compared with basic net income per ADS of US$0.06 for the same quarter last year. Diluted net loss per ADS attributable to ordinary shareholders for the first quarter of 2022 was US$0.95, compared with diluted net income per ADS of US$0.05 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic net loss per ADS attributable to ordinary shareholders for the first quarter of 2022 was US$0.94, compared with non-GAAP basic net income per ADS attributable to ordinary shareholders of US$0.12 for the same quarter last year. Non-GAAP diluted net loss per ADS attributable to ordinary shareholders for the first quarter of 2022 was US$0.94, compared with non-GAAP diluted net income per ADS attributable to ordinary shareholders of US$0.11 for the same quarter last year.

Balance Sheet

As of March 31, 2022, the Company had total cash, cash equivalents, restricted cash, time deposits and short-term investments of US$126.4 million, compared with US$155.7 million as of December 31, 2021. The Company had non-current time deposits of US$15.8 million, compared with US$15.8 million as of December 31, 2021. The Company had restricted cash of US$7.7 million, compared with US$7.9 million as of December 31, 2021.

The Company had advances from students4 (current and non-current) of US$216.6 million as of March 31, 2022, compared with US$274.7 million as of December 31, 2021.

The Company had contingent liabilities of US$51.0 million related to non-compliant lesson consumptions and corresponding VAT for China Mainland Business.

Outlook

For the second quarter of 2022, the Company currently expects net gross billings of oversea business to be between $7.2 million and $7.5 million,representing a sequential growth between 36.1% and 41.8%.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

In addition, the Company’s future operational and financial performance depends on the future development of the implementation of the Opinion and the success of the Company’s business adjustment plans, which is subject to inherent uncertainties at this time.

4“Advances from students”, which is defined as the amount of obligation to transfer good or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 24, 2022 (8:00 PM Beijing/Hong Kong time on June 24, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Mainland China:	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until July 1, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	9842103

About China Online Education Group

China Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, and non-GAAP net income attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

ir@51talk.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31
	2021	2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	33,680	47,283
Restricted cash	7,929	7,652
Time deposits	7,597	7,602
Short-term investments	90,652	48,032
Inventory	169	150
Prepaid expenses and other current assets	11,223	14,813
Total current assets	151,250	125,532

Non-current assets
Property and equipment, net	2,669	1,580
Intangible assets, net	1,758	1,609
Goodwill	-	-
Right-of-use assets	5,789	4,990
Time deposits	15,821	15,841
Deferred tax assets	8,919	6,902
Other non-current assets	862	943
Total non-current assets	35,818	31,865

Total assets	187,068	157,397

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Contingent liabilities[5]	-	50,968
Advances from students	274,514	216,407
Accrued expenses and other current liabilities	15,089	13,357
Lease liability	3,043	2,687
Taxes payable	4,396	7,700
Total current liabilities	297,042	291,119

Non-current liabilities
Advances from students	177	166
Lease liability	3,033	2,544
Other non-current liabilities	243	246
Total non-current liabilities	3,453	2,956

Total liabilities	300,495	294,075

Total shareholders’ deficit	(113,427)	(136,678)

Total liabilities and shareholders’ deficit	187,068	157,397

5 Contingent liabilities represent the revenues and corresponding valued added taxes which did not be recognized from lesson consumptions of non-compliant packages.

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2021	2021	2022
	US$	US$	US$
Net revenues	92,416	66,824	9,509
Cost of revenues	(24,583)	(13,793)	(10,844)
Gross profit/(loss)	67,833	53,031	(1,335)
Operating expenses
Sales and marketing expenses	(49,093)	(36,848)	(7,062)
Product development expenses	(8,885)	(2,384)	(2,009)
General and administrative expenses	(10,653)	(10,887)	(11,499)
Goodwill and intangibles impairment	-	(62)	-
Total operating expenses	(68,631)	(50,181)	(20,570)
Other income	1,708	86	184
Income/(loss) from operations	910	2,936	(21,721)
Interest income	1,789	896	539
Interest expenses	-	(2)	(11)
Other (expenses)/income, net	(525)	1,203	2,088
Income/(loss) before income tax expenses	2,174	5,033	(19,105)
Income tax (expenses)/benefits	(938)	5,420	(2,066)
Net income/(loss), all attributable to the Company’s ordinary shareholders	1,236	10,453	(21,171)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2021	2021	2022
	US$	US$	US$
Weighted average number of ordinary shares used in computing basic income/(loss) per share	322,796,828	332,760,727	334,056,649

Weighted average number of ordinary shares used in computing diluted income/(loss) per share	342,150,096	337,351,518	334,056,649

Net income/(loss) per share attributable to ordinary shareholders
Basic	0.00	0.03	(0.06)
Diluted	0.00	0.03	(0.06)
Net income/(loss) per ADS attributable to ordinary shareholders
Basic	0.06	0.47	(0.95)
Diluted	0.05	0.46	(0.95)

Comprehensive income/(loss):
Net income/(loss)	1,236	10,453	(21,171)
Other comprehensive income/(loss)
Foreign currency translation adjustments	277	(769)	(1,896)
Total comprehensive income/(loss)	1,513	9,684	(23,067)

Sales and marketing expenses	(383)	(62)	8
Product development expenses	(267)	47	(38)
General and administrative expenses	(695)	(458)	(293)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2021	2021	2022
	US$	US$	US$
Sales and marketing expenses	(49,093)	(36,848)	(7,062)
Less: Share-based compensation expenses	(383)	(62)	8
Non-GAAP sales and marketing expenses	(48,710)	(36,786)	(7,070)

Product development expenses	(8,885)	(2,384)	(2,009)
Less: Share-based compensation expenses	(267)	47	(38)
Non-GAAP product development expenses	(8,618)	(2,431)	(1,971)

General and administrative expenses	(10,653)	(10,887)	(11,499)
Less: Share-based compensation expenses	(695)	(458)	(293)
Non-GAAP general and administrative expenses	(9,958)	(10,429)	(11,206)

Goodwill and intangibles impairment	-	(62)	-
Less: Share-based compensation expenses	-	-	-
Non-GAAP goodwill and intangibles impairment	-	(62)	-

Operating expenses	(68,631)	(50,181)	(20,570)
Less: Share-based compensation expenses	(1,345)	(473)	(323)
Non-GAAP operating expenses	(67,286)	(49,708)	(20,247)

Income/(loss) from operations	910	2,936	(21,721)
Less: Share-based compensation expenses	(1,345)	(473)	(323)
Non-GAAP income/(loss) from operations	2,255	3,409	(21,398)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2021	2021	2022
	US$	US$	US$
Income tax expenses	(938)	5,420	(2,066)
Less: Tax impact of Share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(938)	5,420	(2,066)

Net income/(loss), all attributable to the Company’s ordinary shareholders	1,236	10,452	(21,171)
Add back: Share-based compensation expenses, net of tax	1,345	473	323
Non-GAAP net income/(loss), all attributable to the Company’s ordinary shareholders	2,581	10,925	(20,848)

Weighted average number of ordinary shares used in computing basic income/(loss) per share	322,796,828	332,760,727	334,056,649

Weighted average number of ordinary shares used in computing diluted income/(loss) per share	342,150,096	337,351,518	334,056,649

Non-GAAP net income/(loss) per share attributable to ordinary shareholders
basic	0.01	0.03	(0.06)
diluted	0.01	0.03	(0.06)

Non-GAAP net income/(loss) per ADS attributable to ordinary shareholders
basic	0.12	0.49	(0.94)
diluted	0.11	0.49	(0.94)

CHINA ONLINE EDUCATION GROUP

UNAUDITED ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2021	2021	2022
	US$	US$	US$
Net revenues
Mainland China	92,416	66,165	7,631
Overseas	-	659	1,878
Total net revenues	92,416	66,824	9,509

Cost of revenues
Mainland China	(24,583)	(13,658)	(10,429)
Overseas	-	(135)	(415)
Total cost of revenues	(24,583)	(13,793)	(10,844)

Gross profit/(loss)
Mainland China	67,833	52,507	(2,798)
Overseas	-	524	1,463
Total gross profit/(loss)	67,833	53,031	(1,335)

Gross margin
Mainland China	73.4%	79.4%	(36.7)%
Overseas	-	79.5%	77.9%
Total gross margin	73.4%	79.4%	(14.0)%

  CHINA ONLINE EDUCATION GROUP

UNAUDITED ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2021	2021	2022
	US$	US$	US$
Sales and marketing expenses
Mainland China	(49,093)	(35,308)	(5,069)
Overseas	-	(1,540)	(1,993)
Total sales and marketing expenses	(49,093)	(36,848)	(7,062)

Product development expenses
Mainland China	(8,885)	(2,332)	(908)
Overseas	-	(52)	(1,101)
Total product development expenses	(8,885)	(2,384)	(2,009)

General and administrative expenses
Mainland China	(10,653)	(8,859)	(9,614)
Overseas	-	(2,028)	(1,885)
Total general and administrative expenses	(10,653)	(10,887)	(11,499)

Goodwill and intangibles impairment
Mainland China	-	(62)	-
Overseas	-	-	-
Total Goodwill and intangibles impairment	-	(62)	-

Operating expenses
Mainland China	(68,631)	(46,561)	(15,591)
Overseas	-	(3,620)	(4,979)
Total operating expenses	(68,631)	(50,181)	(20,570)

Other income
Mainland China	1,708	86	184
Overseas	-	-	-
Total Other income	1,708	86	184

Income/(loss) from operations
Mainland China	910	6,032	(18,205)
Overseas	-	(3,096)	(3,516)
Total income/(loss) from operations	910	2,936	(21,721)

CHINA ONLINE EDUCATION GROUP

UNAUDITED ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2021	2021	2022
	US$	US$	US$
Interest income
Mainland China	1,789	822	491
Overseas	-	74	48
Total interest income	1,789	896	539

Interest expenses
Mainland China	-	-	-
Overseas	-	(2)	(11)
Total interest expenses	-	(2)	(11)

Other (expenses)/income, net
Mainland China	(525)	1,182	2,034
Overseas	-	21	54
Total other (expenses)/income, net	(525)	1,203	2,088

Income/(loss) before income tax expenses
Mainland China	2,174	8,036	(15,680)
Overseas	-	(3,003)	(3,425)
Total income/(loss) before income tax expenses	2,174	5,033	(19,105)

Income tax expenses
Mainland China	(938)	5,449	(2,054)
Overseas	-	(29)	(12)
Total income tax expenses	(938)	5,420	(2,066)

Net income/(loss), all attributable to the Company’s ordinary shareholders
Mainland China	1,236	13,485	(17,734)
Overseas	-	(3,032)	(3,437)
Total net income/(loss), all attributable to the Company’s ordinary shareholders	1,236	10,453	(21,171)